UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

PICO Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

693366205
(CUSIP Number)

KELLY CARDWELL
CENTRAL SQUARE MANAGEMENT LLC
1813 N. Mill Street, Suite F
Naperville, IL 60563
(630) 210-8923

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 900,653
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 900,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE CAPITAL MASTER LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 236,535
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 236,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 900,653
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 900,653
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,653
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 236,535
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 236,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON CENTRAL SQUARE MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,137,536
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,137,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 693366205

1	NAME OF REPORTING PERSON KELLY CARDWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,137,536
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,137,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 693366205

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Central Square Capital and Central Square Master and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 900,653 Shares directly owned by Central Square Capital is approximately $13,157,227, including brokerage commissions.  The aggregate purchase price of the 236,535 Shares directly owned by Central Square Master is approximately $4,042,233, including brokerage commissions. The aggregate purchase price of the 348 Shares held in the Managed Account is approximately $3,402, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 23,046,737 Shares outstanding, as of August 5, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2016.

A.	Central Square Capital

(a)	As of the close of business on September 30, 2016, Central Square Capital directly owned 900,653 Shares.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 900,653
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 900,653

(c)	The transactions in the Shares by Central Square Capital since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Central Square Master

(a)	As of the close of business on September 30, 2016, Central Square Master directly owned 236,535 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 236,535
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 236,535

(c)	The transactions in the Shares by Central Square Master since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 693366205

C.	Central Square GP

(a)	Central Square GP, as the general partner of Central Square Capital, may be deemed the beneficial owner of the 900,653 Shares owned by Central Square Capital.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 900,653
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 900,653

(c)
Central Square GP has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares on behalf of Central Square Capital since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Central Square GP II

(a)	Central Square GP II, as the general partner of Central Square Master, may be deemed the beneficial owner of the 236,535 Shares owned by Central Square Master.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 236,535
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 236,535

(c)
Central Square GP II has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares on behalf of Central Square Master since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Central Square Management

(a)
Central Square Management, as the investment manager of each of Central Square Capital and Central Square Master and as an advisor to the Managed Account, may be deemed the beneficial owner of the (i) 900,653 Shares owned by Central Square Capital, (ii) 236,535 Shares owned by Central Square Master and (iii) 348 Shares held in the Managed Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,137,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,137,536

(c)
Central Square Management has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares on behalf of Central Square Capital and Central Square Master since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 693366205

F.	Mr. Cardwell

(a)
Mr. Cardwell, as the managing member of each of Central Square GP, Central Square GP II and Central Square Management, may be deemed the beneficial owner of the (i) 900,653 Shares owned by Central Square Capital, (ii) 236,535 Shares owned by Central Square Master and (iii) 348 Shares held in the Managed Account.

Percentage: Approximately 4.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,137,536
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,137,536

(c)
Mr. Cardwell has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.  The transactions in the Shares on behalf of Central Square Capital and Central Square Master since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of September 29, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 693366205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2016

Central Square Capital LP

By:	Central Square GP LLC General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Capital Master LP

By:	Central Square GP II LLC
General Partner

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square GP II LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

Central Square Management LLC

By:	/s/ Kelly Cardwell
	Name:	Kelly Cardwell
	Title:	Managing Member

/s/ Kelly Cardwell
Kelly Cardwell

CUSIP NO. 693366205

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 7 to the Schedule 13D

Shares of Common Stock Sold	Price Per Share($)	Date of Sale

CENTRAL SQUARE CAPITAL LP

10,134	11.6000	09/29/2016
8,712	11.7783	09/30/2016

CENTRAL SQUARE CAPITAL MASTER LP

218	11.6538	09/29/2016
2,288	11.7783	09/30/2016